

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 16, 2010

Ms. Maria Tang
Chief Financial Officer
Silvercorp Metals Inc.
Suite 1378 – 200 Granville St.
Vancouver, BC Canada V6C 154

> **Re:**   **Silvercorp Metals Inc.**
> **Form 40-F for the Fiscal Year Ended March 31, 2009**
> **Filed June 8, 2009**
> **Response Letter Dated April 7, 2010**
> **File No. 1-34184**

Dear Ms.Tang:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director